Jason Aiken

Senior Vice President & CFO

October 5, 2021

Wei Lu, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 9, 2021
File No. 001-03671

Dear Mr. Lu:

On behalf of General Dynamics Corporation, please note our response below to comments addressed in your letter dated September 21, 2021.

SEC Comment:

1.

There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

General Dynamics’ Response:

General Dynamics has not identified any pending or existing legislation, regulations or international accords regarding climate change that we expect to have a material effect on General Dynamics’ business, financial condition or results of operations. Nevertheless, in response to your comment, we will add new disclosures in our Annual Report on Form 10-K for the fiscal year ending December 31, 2021 (the “2021 Form 10-K”) in the second paragraph under the heading “Item 1. Business—Regulatory Matters—Environmental” (new text compared to the corresponding text in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”) is underlined):

Operating and maintenance costs associated with environmental compliance and management of contaminated sites are a normal, recurring part of our operations. Historically, these costs have not been material. In addition, we could be affected by future laws or regulations imposed in response to concerns over climate change.

11011 Sunset Hills Road

Reston, VA 20190

Tel: 703-876-3777

jaiken@generaldynamics.com

Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in product designs or facilities and could increase environmental compliance expenditures, including increased energy and raw materials costs. Environmental costs are often recoverable under our contracts with the U.S. government. Based on information currently available and current U.S. government policies relating to cost recovery, we do not expect continued compliance with environmental regulations, including costs associated with changes in environmental and climate change laws or regulations, to have a material impact on our results of operations, financial condition or cash flows. For additional information relating to the impact of environmental matters, see Note O to the Consolidated Financial Statements in Item 8.

SEC Comment:

2.

We note that you refer to several climate-related projects in your CSR report. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

General Dynamics’ Response:

In our Corporate Sustainability Report, General Dynamics has identified climate-related projects that illustrate tangible actions that we have taken or plan to take to reduce greenhouse gas emissions and operate a more sustainable business. None of these past or planned climate-related projects, however, individually or in the aggregate, involved material capital expenditures or would require material future capital expenditures.

SEC Comment:

3.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

General Dynamics’ Response:

We have not identified any material indirect consequences of climate-related regulation or business trends. In our three defense segments—Marine Systems, Combat Systems and Technologies—we design, manufacture and sell products to our U.S. Government customers on the basis of the customers’ specifications. If our U.S. Government customers were to include a specification relating to greenhouse gas emissions, carbon-based energy sources or other similar measures for one or more products, these more stringent standards would apply equally to all competing bidders. As a result, there are no such indirect consequences that are material with respect to these segments.

For our Aerospace segment (including Gulfstream and Jet Aviation), we disclosed in the 2020 Form 10-K that aircraft performance and new-product innovation are important competitive factors for our customers. See “Item 1. Business—Competition—Business Jet Aircraft Market Competition.” An important element of aircraft performance is aircraft efficiency—in particular, fuel efficiency. We have disclosed that we are committed to investment in R&D to broaden customer offerings while improving performance. For instance, we noted that our investment in our two most recent additions to the Gulfstream fleet—the G500 and G600—included among other things the development of a new wing, new avionics, and new fuselage that improve performance, resulting in improved fuel efficiency, longer ranges, and faster speeds compared to the aircraft that they are replacing. See “Item 1. Business—Business Overview—Aerospace”. In addition, we disclosed that a commitment to sustainability and the reduction of aviation’s carbon footprint make up a part of our strategy. We direct you to the following passage (see id.):

The Aerospace segment is committed to sustainability and the reduction of aviation’s carbon footprint. In support of this strategy, Gulfstream and Jet Aviation offer sustainable aviation fuel through our combined services network and lead the industry in total gallons supplied to the business jet market. Furthermore, we offer carbon offset credits to our customers, enabling them to operate aircraft on a carbon-neutral basis.

To the extent that climate-related regulation or business trends introduce material indirect consequences to our business, we will include appropriate disclosure in our future SEC filings.

SEC Comment:

4.	If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

General Dynamics’ Response:

We have not identified any significant physical effects of climate change on our operations and results that are material to General Dynamics. We employ contingency plans (e.g., plans to relocate Gulfstream aircraft in the event of a potential hurricane affecting our Savannah, Georgia plant), insurance and other strategies to mitigate such circumstances.

SEC Comment:

5.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

General Dynamics’ Response:

Like most manufacturing companies, General Dynamics faces transition risks and opportunities related to climate change due to policy and regulatory changes, market trends and other changes. At this time, however, we do not consider these risks and opportunities to be material to General Dynamics’ business, financial condition, and results of operations.

SEC Comment:

6.	Disclose any material litigation risks related to climate change and the potential impact to the company.

General Dynamics’ Response:

General Dynamics has not identified any material litigation risks related to climate change.

SEC Comment:

7.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

General Dynamics’ Response:

General Dynamics does not purchase or sell carbon offsets that are material to our business, financial condition or results of operations. We direct your attention, however, to the disclosure in our 2020 Form 10-K under the heading “Item 1. Business—Business Overview—Aerospace,” in which we state that our Aerospace segment “offer[s] carbon offset credits to our customers, enabling them to operate aircraft on a carbon-neutral basis.”

*****

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken

Jason W. Aiken

Senior Vice President and Chief Financial Officer

cc:	Ethan Horowitz, Accounting Branch Chief, United States Securities and Exchange
Commission, Division of Corporation Finance

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